

November 10, 2011

Via E-mail
Thomas B. Mangas , CFO
Armstrong World Industries, Inc.
P. O. Box 3001
Lancaster, Pennsylvania 17604

      Re: **Armstrong World Industries, Inc.**
              File No. 1-02116
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed February 28, 2011

Dear Mr. Mangas:

      We have reviewed your filing and have the following comments. In one of our comments, we ask you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

Item 8, page 38

1. Given the restrictions disclosed in your risk factors on pages 11 and 13, please give us your calculations corresponding to the requirement for Schedule I disclosures. See Article 5-04 of Regulation S-X.

Note 16, page 63

2. In future filings, please expand MD&A to disclose the specific factors causing the apparent disparity between the profitability of your domestic and foreign operations. The existing disclosure addresses relevant geographic trends but does not specifically correlate these factors with the actual domestic vs. foreign operating results disclosed in Note 16. In this regard, we note the disclosure on page 65 that in 2010 your domestic pre-tax earnings increased whereas your foreign pre-tax operating results apparently worsened. The disclosure should also highlight any restrictions on your ability to transfer funds between your domestic and foreign subsidiaries. A disaggregated liquidity discussion may be appropriate. See Section 501.09.b of the Financial Reporting Codification.

Exhibit 99.1

3. In future filings, please include a signed audit report.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Al Pavot, Staff Accountant, at (202) 551-3738 or me at (202) 551-3355 if you have any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief